                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1994 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K and 10-KSB  [_] Form 20-F       | response....2.50 |
        [_] Form 11-K   [_] Form 10-Q  [_] Form N-SAR       --------------------
                                                            --------------------
     For Period Ended:       JUNE 30, 1997                  | SEC FILE NUMBER  |
                      ------------------------------------  |    000-19971     |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    913828 10 9   |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                Not Applicable
--------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

UNIVERSAL SEISMIC ASSOCIATES, INC.
--------------------------------------------------------------------------------
Former Name if Applicable

Not Applicable
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

16420 PARK TEN PLACE, SUITE 300
--------------------------------------------------------------------------------
City, State and Zip Code

HOUSTON, TEXAS 77084-5051
--------------------------------------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due data; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed period.


        The Registrant was involved in an aborted merger earlier in the year that led to a proxy fight with a group of shareholders that styled themselves "The Universal Seismic Stockholders' Committee" (the "Shareholders' Committee"). At the Company's Annual Meeting of Shareholders, incumbent directors were reelected and all of the Shareholders' Committee's proposals were defeated. Thereafter, Michael
        T. Kanarellis, one of the members of the Shareholders' Committee, submitted letters to various members of the Audit Committee ("Audit Committee") alleging that "the Company's financial statements for the fiscal year ended June 30, 1996 and the fiscal quarters ended September 30, 1996 and December 31, 1996 are false and materially misstated" and alleging certain specific items of misstatement. The group also filed a suit against the Registrant and its directors. The Registrant restated its financial statements for the two interim quarters. The suit has been settled and is subject to the judge's approval, which is expected on or before October 3, 1997. A new Chief Accounting Officer was employed in August 1997 to address the issues raised in the Audit Committee's independent investigation of the Registrant's financial management procedures. The above events delayed the finalizing of the June 30, 1997 financial statements and the start of the audit by the independent public accountants. On September 26, 1997 the Company announced the operating results for the year. There was a net loss of $6,171,539 reported for the year compared to a net loss for the prior year of $808,857. The current year included several unusual items as described in response to Item 3 of Part IV herein. The Company expects to conclude the preparation of its financial statements and the audit of those statements by the independent public accountants by October 13, 1997.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                JOE T. RYE                    (281)             578-8081
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SEE ATTACHED NARRATIVE
--------------------------------------------------------------------------------

                      UNIVERSAL SEISMIC ASSOCIATES, INC.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  September 29, 1997                By  /s/ Ronald L. England
    ----------------------------------    --------------------------------------
                                          Ronald L. England, Vice President
                                          Treasurer and Chief Financial Officer


--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
--------------------------------------------------------------------------------

                      UNIVERSAL SEISMIC ASSOCIATES, INC.
                 FORM 12b-25 FOR FORM 10-KSB AT JUNE 30, 1997
                              SEPTEMBER 29, 1997

Response to Part IV, Question 3

        The Registrant had revenues for fiscal 1997 of $31,287,329, up 22% from fiscal 1996 revenues of $25,599,121. The Registrant had a net loss of $6,171,539 or $1.23 per share for fiscal 1997. This compares to a net loss of $808,857 or $.19 per share in fiscal 1996. The current net loss includes (1) $2,146,000 of costs associated with the aborted Suelopetrol merger and the ensuing proxy fight and shareholder litigation, (2) $929,000 to recognize the remaining portion of an operating lease for data acquisition equipment the Registrant no longer expects to utilize, and (3) a gain of $559,000 on the sale of an interest in certain oil and gas properties. On September 26, 1997 the Registrant reported operating results for the fourth quarter and fiscal year ended June 30, 1997 as follows:

                                    THREE MONTHS ENDED                   YEAR ENDED
                                         JUNE 30,                         JUNE 30,
                                ----------------------------     ---------------------------
                                   1997             1996            1997            1996
                                -----------      -----------     -----------     -----------
Operating Revenues              $ 6,768,561      $10,125,895     $31,287,329     $25,599,121
Net income (loss)                (4,432,863)         104,367      (6,171,539)       (808,857)
Earnings (loss) per share       $     (0.85)     $      0.02     $     (1.23)    $     (0.19)
Weighted average common
  shares outstanding              5,234,109        4,234,715       5,012,732       4,260,724